UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

HighPeak Energy, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

43114Q 105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43114Q 105	Page 2

1.	Names of Reporting Persons Alamo Borden County IV, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 3,927,493
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,927,493
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,927,493
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.5% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Ownership percentage is based on (i) the Reporting Person’s beneficial ownership as of February 10, 2023, and (ii) a total of 113,162,827 shares of Common Stock outstanding as of November 10, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022 (the “Form 10-Q”).

CUSIP No. 43114Q 105	Page 3

1.	Names of Reporting Persons Nimitz Enterprises, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,000,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,000,000
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.8% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Ownership percentage is based on (i) the Reporting Person’s beneficial ownership as of February 10, 2023, and (ii) a total of 113,162,827 shares of Common Stock outstanding as of November 10, 2022, as set forth in the Form 10-Q.

CUSIP No. 43114Q 105	Page 4

This Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13G (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13G filed by the Reporting Persons on March 29, 2022, as amended (the “Original Schedule 13G”), with respect to the Common Stock of the Company. Capitalized terms used but not defined in this Amendment shall have the meanings set forth on the Original Schedule 13G. Except as amended and supplemented by this Amendment, the Original Schedule 13G remains unchanged.

Item 1(a).	Name of Issuer

HighPeak Energy, Inc., a Delaware corporation

Item 1(b).	Address of the Issuer’s Principal Executive Offices

421 W. 3rd Street, Suite 1000, Fort Worth, TX 76102

Item 2(a).	Name of Person Filing

Item 2(b).	Address of the Principal Business Office or, if none, Residence

Item 2(c).	Citizenship

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i) Alamo Borden County IV, LLC

1101 N. Little School Road

Arlington, TX 76017

Citizenship: State of Texas

(ii) Nimitz Enterprises, LLC

1101 N. Little School Road

Arlington, TX 76017

Citizenship: State of Texas

Item 2(d).	Title of Class of Securities

Common Stock, Par Value $0.0001 Per Share

Item 2(e).	CUSIP Number

43114Q 105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

This Amendment amends Item 4 of the Original Schedule 13G as set forth below:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for the Reporting Persons and is incorporated herein by reference.

In connection with acquisitions of certain oil and gas properties by the Issuer from Alamo Borden County IV, LLC, a Texas limited liability company (“ABC IV”) and its affiliated sellers, in March 2022 and June 2022 (together, the “Acquisitions”), an aggregate of 1,003,390 shares of common stock, par value $0.0001 per share, of the Issuer (“Common Stock”) issuable in connection with the Acquisitions were placed in an escrow account for the benefit of the Issuer and ABC IV, 270,238 of which have been released to ABC IV. ABC IV may subsequently become entitled to an additional 733,152 shares of Common Stock, bringing the total number of shares of Common Stock issuable by the Issuer to ABC IV to 4,660,645 shares of Common Stock.

CUSIP No. 43114Q 105	Page 5

On December 29, 2022, 2,000,000 shares of Common Stock held by ABC IV were transferred to Nimitz Enterprises, LLC, a Texas limited liability company, an affiliated entity.

Ownership percentages are based on (i) the Reporting Person’s beneficial ownership as of February 10, 2023, and (ii) a total of 113,162,827 shares of Common Stock outstanding as of November 10, 2022, as set forth in the Form 10-Q.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

ALAMO BORDEN COUNTY IV, LLC

By:	/s/ Jeffrey E. Hansen
Name:	Jeffrey E. Hansen
Title:	Manager

NIMITZ ENTERPRISES, LLC

By:	/s/ Jeffrey E. Hansen
Name:	Jeffrey E. Hansen
Title:	Vice President, General Counsel